Mail Stop 3720

      March 30, 2006


William M. Ojile, Jr., Esq.
Senior Vice President, Chief
  Legal Officer and Secretary
Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas  75062

      Re:	Valor Communications Group, Inc.
      Registration Statement on Form S-4
      Filed February 28, 2006
		File No. 333-132073

Dear Mr. Ojile:

      We have limited our review of your Form S-4 to disclosures related to the terms of the spin-off and merger transactions and related matters and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that Spinco has not submitted any filings regarding the Spinco securities Alltel`s stockholders will receive in the spin-off.
Please have counsel for Alltel tell us in a response letter whether
Spinco plans to file a Securities Act registration statement regarding Alltel`s distribution of Spinco shares to Alltel stockholders. We add that it is not apparent that using your Form S-
4 assists Alltel or Spinco in meeting the conditions for the safe harbor from Securities Act registration described in Staff Legal Bulletin No. 4 or that Form S-4 can be used by Spinco to address its issuance of the spin-off shares. See Form S-4 General Instruction A.
Please advise.
2. Consider, throughout the prospectus, grouping the disclosures related to the spin-off together and following that grouping with disclosures related to the merger, to the extent discussion of the two transactions can be separated. This will assist investors in easily distinguishing the preceding Alltel-Spinco transaction from the following Spinco-Valor transaction and in ultimately realizing what the addition of Spinco means to your current stockholders.

Registration Statement Fee Table
3. You state that, "[b]ecause it is not possible to accurately state the number of shares of Valor common stock that will be outstanding as of the effective time of the merger, this calculation is based on
71,063,265 shares of Valor common stock outstanding as of February
1,
2006." Based on your disclosures, it appears, however, that the number of shares you will issue in the merger increases with any Valor or Alltel issuances of stock prior to the merger.
Therefore,
the amount you have included in the table does not appear to be a "maximum" number of shares leading to a "maximum" offering price. Please advise as to whether there is a maximum number of shares Valor can issue prior to the merger that would affect the calculation of the number of shares to be issued to Spinco stockholders. We may have further comment.

Cover Page
4. You state that the amount of shares you expect to issue is "subject to change as a result of compensatory equity grants and other issuances of Valor common stock." Clarify that the amount of shares of Valor common stock issuable in the merger is currently unknown in part because Alltel has not yet determined the number of
Spinco shares to be distributed. Please disclose whether you have stated here the minimum aggregate number of shares, that is, approximately 403,000,000 shares, and the minimum per-Spinco-share amount, that is, 1.04 Valor shares, you will issue in the proposed merger. Also, disclose here, and in the calculation of merger consideration subsection on page 30, whether there is a maximum number of shares Valor or Alltel may issue until the closing of the merger and how and when Alltel will determine the ratio of Alltel to
Spinco shares in the spin-off.
5. Since the initial merger consideration is subject to adjustment, and the merger will not be completed until some time after the Valor stockholders` meeting, the number of shares of Valor stock to be issued per share of Spinco stock will not be known at the time of the meeting. Accordingly, prominently disclose on the cover page that Valor stockholders will not know at the time of their vote the number of shares that the Spinco stockholders will receive in the merger and the value of the per-share merger consideration Spinco stockholders will receive may be higher than the current market value of a Valor common share.
6. Advise us why you believe that the current disclosure permits shareholders to make a reasonably informed decision on the proposed transaction and satisfies the requirement to disseminate a prospectus that meets the requirements of Section 10. In this regard, your disclosure indicates the percentage of Valor common stock that Alltel shareholders will receive in the aggregate, but it does not specify the number of shares of common stock issuable on a per share basis or the value of what Alltel shareholders will receive on a per share basis. In your response, address how your disclosure provides sufficient meaningful disclosure about what stockholders will receive and the uncertainty of the consideration.
7. State that Alltel will ultimately receive approximately $4.2 billion in cash proceeds and debt reduction as a result of the transactions.

References to Additional Information
8. We note your statement "Neither Valor on the one hand, nor Spinco or Alltel, on the other hand, warrants the accuracy of the information provided by the other party." As the registrant, you cannot disclaim responsibility for information contained within the filing; therefore please delete this statement here and on page 188.
Instead, you may include appropriate language about the limits on the reliability of this information.

Questions and Answers about the Transactions, page vi
9. You currently repeat information in your questions and answers and summary sections. For purposes of eliminating redundancies and grouping like information together, please view your questions and answers and summary as one section. In addition, we suggest that you focus your questions on those that lend themselves to brief, factual, and/or yes or no answers and thereby reduce the length of the questions and answers. Please revise accordingly.
10. Revise the first full paragraph on page vii to briefly disclose the basis for your belief that no Valor bonds will be tendered as a result of the merger.

Summary, page 1

The Companies, page 1
11. Disclose the basis for your statement that Valor is "the seventh largest independent telephone company in the country."
12. In your brief discussion of Spinco`s business, please note the current financial condition, including revenues and net income or losses, of Alltel`s wireline segment for fiscal 2005.

Opinion of Financial Advisors, page 3
13. Please state the amount of the fees Wachovia Securities and Bear
Stearns will receive. Disclose the portion of the fee payable to Wachovia Securities that is contingent upon completion of the merger.
Also mention the fact that Alltel has paid Wachovia Securities more fees for investment banking and other financial advisory services over the past two years as compared to Valor.
Interests of Certain Persons in the Merger, page 4
14. Please quantify in dollar terms the benefits that Valor`s officers and directors will receive as a result of their interests in the merger. Provide expanded disclosure under "Interests of Certain
Persons in the Merger" on page 54 by presenting quantified information on both an aggregate and individual basis.

Conditions to the Completion of the Merger, page 6
15. Disclose here whether it is the Valor board`s intent to resolicit stockholder approval of the merger if either party waives material conditions. We generally believe that resolicitation is required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that they previously provided to shareholders materially misleading.

Risk Factors, page 21
16. Some of your risk factors and captions are generic in that they could apply to any company in your industry or they state only a fact about you, making it difficult to discern what the discrete material risk is to you. We cite as examples the following:

* "Spinco and Valor may not realize the anticipated benefits from the merger" on page 21;
* "The integration of Spinco and Valor following the merger may present significant challenges" on page 21;
* "Newco will be subject to government regulation of the telecommunications industry" on page 25; and
* "Newco may be affected by significant restrictions following the merger."

Please revise to convey in the risk factor captions and in the accompanying text the discrete material risk to your operations, business, financial condition, share price, and so on, as applicable.
17. If material, please include in a risk factor a discussion of how
the distribution agreement`s net debt adjustment provision may cause
you to pay Alltel a particular sum after the merger, thereby increasing the extent of your payment obligations immediately
following the transactions.   Indicate at what point following the
merger the determination of this amount will be made.

Newco will likely incur a significant one-time charge..., page 27
18. Disclose your expectation as to the minimum amount of the one-time charge to earnings, to the extent possible, so that investors can assess the magnitude of the risk.

Rapid and significant changes in technology could require
Newco...,
page 28
19. Please significantly expand your discussion of the competitive risks Newco faces, including risks related to potential competition from Alltel in offering wireless or bundled services.

The Transactions, page 29

Structure of the Spin-Off and the Merger, page 29
20. Indicate how the parties arrived at the $1.538 billion amount in exchange notes Spinco will distribute to Alltel.

Background of the Merger, page 31
21. You state on page 31 that "Valor received and responded to requests for potential transaction proposals from third parties operating rural local exchange carriers and actively pursued possible business combination transactions with those third parties" and that
"none of these discussions progressed beyond the preliminary stages."
Describe what you mean by "preliminary stages," whether offers were made and prices were discussed, and why the discussions were dismissed. Your revisions should explain why the Valor board decided to pursue a transaction with Alltel rather than other third parties.
Also revise to indicate what the Valor board considered regarding remaining a separate independent entity, as mentioned on page 34, and why it rejected this alternative.
22. Please expand your discussion of the parties` negotiation of key aspects of the proposed deal, including, but not limited to, the following:

* the exchange ratio and type of merger consideration;
* the structure of the transaction and the final percentage of outstanding Newco common shares that the Spinco stockholders would own post-merger;
* the deal protection provisions;
* the allocation of assets between Alltel and Spinco;
* the amount of payouts to Alltel in the spin-off; and
* the tax sharing agreement.
23. Expand your discussion of the significant open issues the Valor board considered at the November 30 and December 2 and 6, 2005 meetings. Briefly indicate how the parties ultimately resolved these issues.
24. The Background section contains multiple references to presentations or analyses provided by Valor`s financial advisors relating to a potential transaction with Alltel, beginning with Wachovia Securities` preliminary presentation on September 8, 2005, which included preliminary valuation and financial analyses. Advise us why each of these presentations do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

Valor`s Reasons for the Merger, page 35

25. Please expand the factors that you list in the second paragraph as considered by the board in making its recommendation. Vague statements of topics, such as "the current and historical financial condition and results of operations of Valor, competitive activity, the prospects and strategic objectives of Valor ..." are not sufficient. You will need to explain how each factor supports or does not support the decision to approve the merger. For example, you state that Valor`s board "also considered trends in the industry in which Valor operates, and the strategic options available to Valor, including other potential transactional opportunities available to Valor and the alternative to remain a separate public company, as well as the risks and uncertainties associated with such alternatives." Describe the trends and strategic options the board considered and how their consideration led to their decision to recommend the merger.
26. We note your statement on page 35 and related suggestions elsewhere that "Newco will be one of the largest local telecommunications carriers in the United States, and the largest local telecommunications carrier primarily focused on rural markets."
Please provide objective support for your statements.

27. Expand your discussion of how the Valor board considered the detriments of the merger, particularly the combined company`s assumption of Spinco obligations and restrictive agreements with Alltel. For example, discuss what consideration the Valor board gave to the approximately $3.9 billion amount of Spinco debt the combined company will bear and how funds will be used to service the debt rather than to grow the business. Similarly revise the related discussion in the summary section on page 3 to provide a brief, yet balanced, presentation.
28. Please disclose the bases of the projection for the amount and timing of the $40 million in net annual synergies. Disclose the amount attributable to each item listed in the bullet points and provide a break down of the expected cost savings, to the extent possible. Also briefly describe the nature of the material assumptions underlying the projection.

Opinion of Valor`s Financial Advisor-Wachovia Securities, page 36

Opinion of Valor`s Financial Advisor-Bear Stearns, page 44
29. Provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Valor`s financial advisors in connection with rendering their fairness opinions. We may have further comment upon receipt of these materials. Also provide us with copies of the engagement letters.
30. Please note that disclosure of financial forecasts prepared by management may be required if the forecasts were provided to a third-party financial advisor, including a merging party`s advisor. Accordingly, please disclose all projections that Valor provided to
Alltel, Spinco and/or their respective financial advisors and the projections that Alltel and Spinco gave to Valor and/or Valor`s financial advisors, or advise us why they are not material. For example, please disclose all material Spinco projections that were provided to Wachovia Securities or Bear Stearns.
31. Please describe in greater detail the nature of the following information listed on page 37 as reviewed by Wachovia Securities:

* "certain business, financial, and other information regarding
Valor
and its prospects...." and
* "certain business, financial, and other information regarding
Alltel and Spinco and their prospects...."
32. We note the disclaimer by Wachovia Securities relating to the prospective financial information and underlying assumptions at the bottom of page 37 as well as in the opinion letter attached as Annex
D-1. While it may be acceptable to include qualifying language concerning such subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.
33. To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analyses and conclusions are relevant to stockholders and, specifically, to the consideration that Valor is issuing in the merger. Also describe the purpose of each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand. Among your revisions, explain what the advisor means by "enterprise value" and
"equity value" on page 39.
34. Clarify how Wachovia Securities derived the implied equity value of Valor from the six methodologies presented on pages 38 to 40. For instance, did it calculate the average of the different valuations considered, or did it apply differing weights to the valuations? Similarly explain how Bear Stearns determined the equity value of Spinco from the selected comparable public companies analysis and discounted cash flow analysis.
35. Please expand the discussion of Wachovia Securities` various discounted cash flow analyses to describe how it arrived at the terminal value multiples and how it determined the discount rate ranges. Similarly revise the discussion of Bear Stearns` discounted cash flow analyses to provide more quantitative detail as to how it calculated the WACC ranges for the Spinco business and Valor.
36. Revise the discussion of Wachovia Securities` pro forma merger analysis to indicate how any cost savings or revenue enhancements were allocated between the two companies.

Alltel`s Reasons for the Spin-Off and the Merger, page 52
37. Since this document constitutes Alltel`s information statement relating to the spin-off, significantly expand your discussion of Alltel`s reasons for having Spinco merge with Valor in particular and at this time. Address the board`s consideration of the interests of
Alltel`s stockholders. Furthermore, indicate whether or not the board`s determination regarding fairness was unanimous.

Dividend Policy of Newco, page 57
38. Since you state in the risk factor on page 26 that Newco`s dividend policy reflects an intention to distribute "a substantial portion" of its excess cash, you should significantly expand this section to analyze Newco`s minimum adjusted EBITDA, the estimated cash available to pay dividends based on minimum adjusted EBITDA, the assumptions and considerations pertaining to the calculations and the restrictions on Newco`s ability to pay dividends. You should provide this disclosure to the same extent as Valor did in its Form S-1 for its IPO.
39. Disclose the minimum expected aggregate initial dividend payment
Newco will make following the merger.
40. Expand the second bullet point to disclose Newco`s expected pro forma leverage ratio following the merger.



Certain United States Federal Income Tax Consequences ..., page 58
41. It appears that you intend the tax discussions to be counsel`s opinion. If so, please revise to clearly state that this is counsel`s opinion and to identify the counsel rendering the opinion.
Alternatively, advise us whether you intend to obtain and file long-form tax opinions.

42. We note your disclosure that "[a]ssuming that the spin-off qualifies [as tax-free] ..." and "[a]ssuming that the merger is treated as a tax-free reorganization ...."  It is inappropriate to assume any legal conclusions underlying the opinions. Instead, counsel must opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction and clearly state whether the spin-off is tax-free under Sections 355, 368 and related provisions, whether the merger is a tax-free reorganization within the meaning of Section 368(a) and the resulting tax treatment. If counsel is unable to opine on a particular matter, then it should clearly state in the opinion that it is not able to opine on the particular material tax consequence and why it is not able to opine on this tax consequence. Similarly revise the summary of the material U.S. federal income tax consequences on page 8 to state in clear, plain language how shareholders will be taxed.
43. Your disclosure under "Conditions to the Completion of the Merger" indicates that the receipt of the tax opinions and the IRS rulings are conditions that can be waived by the parties. In your response letter, please confirm that you intend to recirculate and resolicit if there is a material change in tax consequences and the conditions are waived. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Conditions to the Completion of the Merger, page 68
44. We note that the merger is conditioned upon receipt of solvency and surplus opinions. File the consent of the firm(s) being engaged to provide such opinions and confirm in your response letter that the opinions will be filed as exhibits to the registration statement in a post-effective amendment at closing.

Additional Agreements Related to the Spin-Off and the Merger, page
79
45. We note that the shared services agreement and the shared contracts agreement are conditions to the spin-off and merger and they concern the extent to which Newco will have particular assets currently held by Alltel or will share in particular contracts currently benefiting Alltel after the spin-off and merger. Please include descriptions of their material terms.



Transition Services Agreement, page 83
46. You state on page 83 that "Transition Services are to be provided for one year unless otherwise extended or terminated." Generally describe the circumstances, such as upon termination of the distribution agreement or upon particular uncured Spinco defaults, under which the transition services agreement may terminate earlier than the one-year term.
47. Disclose material costs for the transition services and when you must pay for Alltel services under the agreement.

Financing of Newco, page 84
Proposed Terms of the Senior Secured Credit Facilities, page 85
48. We note your statement on page 87 that you "expect the Senior Secured Credit Facilities closing date will be during the second quarter of 2006, with the fundings to occur contemporaneously with the completion of the spin-off and the merger" and your suggestion on page 86 that the minimum interest coverage ratio is "to be determined." As material terms become finalized, please revise your disclosure to describe them and include the credit agreements as exhibits.

Compensation of Executive Officers of Newco, page 128
49. Please state whether you/Newco intend to have executive employment agreements by the period immediately following the merger, and, if not, how you will determine the named executive officers` compensation for the near term.

Unaudited Pro Forma Combined Condensed Financial Information, page
142

General
50. Consider expanding your discussion of what the combined, post-merger company will look like. Describe how Newco will operate, including whether the old Alltel wireline business will be a separate business or operating segment from the current Valor business. Discuss Newco`s business strategy, priorities and growth plans and whether they are different from Valor`s or Spinco`s.
51. On page 25 in the risk factors, you state that, "[f]ollowing the merger, Newco is expected to continue to experience net access line loss in its markets for an unforeseen period of time" and that "Newco`s inability to retain access lines could adversely affect its revenues, earnings and cash flow from operations." Describe how Newco will address this access line loss and decreasing source of revenues. Explain from what source Newco will pay for the assumed Spinco debt and employee benefit plan obligations, the new Valor debt and the new dividend policy. Detail any trends management considers meaningful for investors in understanding the combined company`s prospects.
52. Since your capital structure and long-term debt obligations will change significantly as a result of the pending transactions, please include a pro forma table of contractual obligations accounting for the debt to be incurred in connection with the pending transactions.
Please note that debt presented should include your best estimate of interest expense payable for each year presented, and the calculation of this pro forma interest should be explained in a footnote to the table.

Comparison of the Rights of Stockholders Before and After the Spin-
Off and Merger, page 139
53. Please tell us in your response letter what consideration you have given to reflecting material provisions in the Newco certificate and bylaws that will be new to Valor stockholders, particularly the new provision relating to a classified board, as separate proposals for separate consideration by your stockholders. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website. Note that approval of each transaction proposal could be conditioned upon approval of the others.

The Annual Meeting, page 152

Voting by Proxy, page 154
54. Briefly describe the internet voting procedures and indicate the validity of proxies granted electronically under Delaware law. See the July 1997 Manual of Publicly Available Telephone Interpretations
#N.17. Include a similar statement about the validity of these proxies on the proxy card. Furthermore, please provide us with the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet.

Solicitation of Proxies, page 155
55. We note your statement that proxies may be solicited by mail, telephone, fax, personal interviews or other methods of communication. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Exhibits
56. File the credit facilities commitment letters that you mention on page 108. Also file as material contracts the shared assets agreement and the shared contracts agreement that you mention on page
76 and elsewhere, or tell us why you believe they do not have to be filed as exhibits under Item 601 of Regulation S-K.
57. Please refile the material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K to include any omitted schedules or exhibits to the contracts, or advise us why you believe you are not required to do so. For example, include the service attachment exhibits to the transition services agreements filed as exhibits 10.4 and 10.5 and the disclosure schedules to the distribution agreement filed as exhibit 10.1.
58. Please file the remaining exhibits to the Form S-4 as soon as possible. We will need adequate time to review and comment upon them.

Rule 425 filings
59. Note that all Rule 425 communications filed after the filing date of the Form S-4 must disclose the file number for the Form S-4. See
Rule 425(c) of Regulation C. Please include the file number for the
Form S-4 in Valor`s future Rule 425 communications. In addition, we remind you that any written communications relating to the proposed transaction must contain the legend required by Rule 165(c)(1).

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Cheryl Grant, Staff Attorney, at 202-551-
3359,
or me, at 202-551-3833, with any questions.


      					Sincerely,



      					Michele Anderson
      Legal Branch Chief


cc:	via facsimile:  212-446-4900
      Joshua Korff, Esq.
      Kirkland & Ellis LLP

William M. Ojile, Jr., Esq.
Valor Communications Group, Inc.
March 30, 2006
Page 2